10026380

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Crandon Boulevard, Suite 167
(No. and Street)

Key Biscayne, (City) — Florida (State) — 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Pimentel, CFO — (305) 423-4284 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Schechter Koch
(Name – *if individual, state last, first, middle name*)

2121 Ponce De Leon Blvd, 11th Floor (Address) — Coral Gables (City) — Florida (State) — 33134 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. John Devaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Capital Markets, Inc., as of February 24, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - STATE OF FLORIDA
Margaret K. Lombardo
Commission # DD6[illegible]
Expires: MAR. 16, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Margaret K Lombardo
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Financial Statements
Year Ended December 31, 2009

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditor's Report

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our, responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934, Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 25, 2010

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
(305) 442-2200 • (305) 444-0880
info@gskcpas.com • www.gskcpas.com

United Capital Markets, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2009

Assets

Cash and cash equivalents	$	14,503
Receivable from clearing organization		753,152
Securities owned, at fair value		2,220,094
Deposit with clearing organization		2,000,000
Furniture and equipment, at cost (net of accumulated depreciation of $355,147)		74,312
Interest receivable		18,439
Other assets		50,890
Total assets	$	5,131,390

Liabilities and Stockholder's Equity

Liabilities:		
Payable to clearing organization	$	684,697
Accounts payable and accrued expenses		664,998
Total liabilities		1,349,695
Stockholder's equity:		
Common stock; no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		73,853,970
Accumulated deficit		(70,078,275)
Total stockholder's equity		3,781,695
Total liabilities and stockholder's equity	$	5,131,390

See accompanying notes to financial statements.

Note 1 - Organization

United Capital Markets, Inc. (the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing organization").

Note 2 - Significant Accounting Policies

Securities transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis, as if they had settled. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Interest income

Interest income is earned from the underlying securities owned, the deposit with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

Note 2 - Significant Accounting Policies - continued

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in its Parent's tax return. The Parent is a subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is not subject to state and local income taxes.

Subsequent Events

Management has evaluated subsequent events through February 25, 2010, the date which the financial statements were available for issue.

Note 3 – Securities

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 – Securities - continued

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale Asset backed securities	$ 2,220,094	$ -	$ 2,136,816	$ 83,278

The estimated fair value of securities is determined based on level 2 and level 3 inputs derived using market quotations and values as determined by management. The fair value of investments in asset backed securities at December 31, 2009 was $2,220,094.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2009.

	Fair value measurements at Reporting date using significant Unobservable inputs (level 3)
	Available for sale Asset back securities
Beginning balance	$ 19,791,404
Total losses (realized/unrealized) included in earnings (or changes in net assets)	(9,513,829)
Purchases, issuances, and settlements	(10,194,297)
Ending balance	$ 83,278

Note 4 – Receivable from and Payable to Clearing Organization

Included in receivable from and payable to the clearing organization are amounts payable for settled short positions and amounts receivable for unsettled long positions. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. Amounts receivable from the clearing organization at December 31, 2009 were $753,152. The net payable to the clearing organization is payable on demand. Amounts payable to the clearing organization at December 31, 2009 were $684,697.

Note 5 - Deposit with Clearing Organization

Amounts represent the Company's required interest bearing deposits with the Company's clearing organization to cover potential trading losses.

Note 6 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2009:

Furniture and equipment	$	429,459
Less: accumulated depreciation		355,147
	$	74,312

Depreciation expense for the year ended December 31, 2009 was $229,201.

Note 7 - Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2009, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 8 - Commitment

The Company is committed to pay rent for office and storage space, under annual operating leases with minimum annual rental payments, which do not have stated renewal periods. In addition, the leases require the Company to pay for operating expenses and real estate taxes.

The current year expense on lease arrangements was approximately $622,722.

Note 9 - Contingencies

Since 2008, the Company is involved in certain FINRA Dispute Resolution arbitration proceedings, involving substantial monetary claims. The legal counsel of the Company is unable to express an opinion on the outcome of such arbitration matters at this time. The management of the Company believes that it is unlikely that these arbitration proceedings will have an adverse effect on the Company's business, financial condition or operating results.

The Company is also involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including breach of fiduciary duty, constructive fraud, fraud by misrepresentation and omission, failure to supervise and control, and violation of state and federal securities laws. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

Note 10 - Related Party Transactions

The Company paid $51,438 during 2009 to its affiliates for expenses related to compensation for services rendered to the Company. Such amounts are included in the statement of operations as compensation and benefits.

Note 11 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2009, the Company had regulatory net capital of $3,283,581, an excess of $3,183,851 over the required minimum net capital of $100,000. At December 31, 2009, the Company's percentage of aggregate indebtedness to net capital was 20.25%.

A deposit in the amount of $2,000,000 is held with the clearing organization and is considered an allowable asset in the computation of net capital pursuant to an agreement, dated November 14, 2005 between the Company and the clearing organization.